FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 27, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for June 27, 2006 and incorporated by reference herein is the Registrant’s immediate report dated June 27, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: June 27, 2006

6/27/06

BluePhoenix Participates in IBM Cyprus’ Euro-Zone Conversion Event

NICOSIA, Cyprus & HERZLIA, Israel – June 27, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it will participate in IBM Cyprus’ “TRANSITION TO THE EURO ZONE. ARE YOU READY?” event.

IBM Cyprus is organizing the “TRANSITION TO THE EURO ZONE. ARE YOU READY?” event which will cover one of the hottest topics of the Cyprus economy – the conversion of the local currency, the Cyprus pound, to the Euro-zone. The event will take place on June 29th. High level management professionals from both the private and public sectors are invited to attend.

IBM Cyprus and BluePhoenix Solutions combined their expertise to respond to the current variable market situation and help local organizations prepare for the transition to the euro. Both companies provide complete solutions to organizations that wish to migrate from the Cyprus pound to the euro.

The euro migration services offered by IBM and BluePhoenix Solutions cover the whole spectrum of customer needs, providing consultancy services for the preparation of a strategic migration to euro readiness, the mapping of applications and the creation of a migration plan. IBM and BluePhoenix currently work with customers in Cyprus to help them address the euro challenge.

“IBM has experience with complex projects and implementations and provides companies with complete consulting services for the euro transition,” said Kyriacos Kokkinos, general manager, IBM Cyprus. “We are confident that IBM’s selection as the implementer of these solutions will meet our customers´ expectations. IBM is committed to responding timely and effectively to this difficult role.”

“BluePhoenix has been successfully providing euro conversion solutions since their initial introduction in January 1999,” said Hanan Stempler, vice president of sales at BluePhoenix. “Our Euro conversion solutions are based on the solid technological ground that was proven successfully in a wide range of complicated modernization projects. This is now the third wave of euro conversions and BluePhoenix is at the forefront with its enhanced automated EuroEnabler tool and extensive experience. Not only has our tool evolved and improved with every wave, but we have also significantly increased the number of IT environments we support.”

About IBM
For further information about IBM please visit www.ibm.com

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services for IT Understanding, Migration, Remediation and Redevelopment helps customers grow revenue, reduce costs, shorten time to market and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application and platform migrations; field transformations; system standardizations; application development and redevelopment; and application outsourcing.

Its solutions serve companies from numerous diverse industries, such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, the Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international information technology company.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com